Filed by Towers Watson & Co.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a list of responses to frequently asked questions regarding the proposed merger of Towers Watson & Co. (“Towers Watson”) and Willis Group Holdings plc distributed to employees of Towers Watson on June 30, 2015.

ASSOCIATE FAQ What does this transaction mean for Towers Watson associates? This combination creates a dynamic company which will provide opportunities for associate growth and development. We are confident that the combined company will continue to attract, develop and reward highly capable, motivated and collaborative people who want to build a great company. Will I have a position in the new organization? This combination is centered on bringing together two complementary companies, each with individual strengths, and we see minimal overlap. Currently, no decisions have been made with regards to changes to roles or job titles. As part of the integration planning process, there will be teams created for the various business lines, geographic regions and corporate functions. These teams will be responsible for planning the new units and defining appropriate resource levels. Until we can meet with our counterparts, we do not know what our exact needs will be. The teams will be working to provide answers to questions like these as quickly as reasonably possible, and will communicate additional information in the future, subject to legal limitations. Will there be any immediate changes to leadership or who I currently report to? As you saw in the announcement, we have determined our new Operating Committee structure and leaders for the new organization. These leaders will begin working together to facilitate the integration – however, their official roles will become effective at the time of the close. Prior to the closing of the transaction, which is expected by December 31, 2015, we will continue to operate as independent companies and it is business as usual at Towers Watson. Will my compensation or benefits change? At least through close, our compensation and benefits program remains in place. As part of the integration planning process, a team will be created to determine a compensation and benefits program for the new company. Until we can meet with our counterparts on this topic, we do not know what our exact needs will be. The team will be working to provide answers to questions like these as quickly as reasonably possible, and will communicate additional information in the future, subject to legal limitations. What does this merger mean for our clients? Clients will benefit from the combined company’s comprehensive portfolio of advice, analytics, specialty capabilities and solutions, covering benefits; exchange solutions; brokerage and advisory; risk and capital management; and talent and rewards, as well as a common commitment to meeting clients’ needs. In addition, the combined 1 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

ASSOCIATE FAQ company will have greater resources to invest in technology, innovation and services to better serve our clients. Prior to the closing of the transaction, which is expected by December 31, 2015, we will continue to operate as independent companies and it is business as usual at Towers Watson. As always, meeting the needs of clients remains our top priority. What should I be telling clients and where do I go if I have questions? Please visit Vantage for a copy of a sample client email and talking points for use in client conversations. We expect that Account Directors and Relationship Managers will coordinate outreach to their client contacts. It is important to note that this announcement is just the first step in the process, and we will continue to operate as independent companies until the transaction closes, which is expected by December 31, 2015. During this time it is business as usual, and our clients can continue to expect the exceptional service they are used to. Absent legal approval, you should not jointly contact customers with Willis, or coordinate customer communications with Willis. How will this merger impact our relationships with carriers and channel partners? This merger does not impact our current agreements, and we remain committed to our highly valued relationships with our carriers and channel partners. If associates receive questions from the media about this merger, what should they say? If you receive any inquiries from the media, please direct them, without making any comment, to Lisa Swatland (+1 703 258 7633). When will you provide associates with additional information? We are committed to keeping you informed throughout this process and will share additional information as it becomes available. In the meantime, if you have any questions, please talk with your manager or email the TW Internal Communication and Change Management mailbox. 2 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

ASSOCIATE FAQ Where You Can Find Additional Information In connection with the proposed merger of Towers Watson and Willis Group, Willis Group will file a registration statement on Form S-4 with the Securities and Exchange Commission (the "Commission") that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Peter Poillon, Investor Relations, or by telephone at (212) 915-8084. Towers Watson and Willis Group and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about Towers Watson’s directors and executive officers and their ownership of Towers Watson common stock is set forth in Towers Watson’s proxy statement on Schedule 14A filed on October 3, 2014 with the Commission. Information about Willis Group’s directors and executive officers and their ownership of Willis Group common stock is set forth in Willis Group proxy statement on Schedule 14A filed on April 17, 2015 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other materials when they are filed with the Commission. Forward-Looking Statements This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as "may", "will", “would”, "expect", "anticipate", "believe", "estimate", "plan", "intend", "continue", or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in 3 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS

ASSOCIATE FAQ the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under "Risk Factors" in Towers Watson’s Annual Report on Form 10-K filed on August 15, 2014, which is on file with the Commission, and under "Risk Factors" in the joint proxy statement/prospectus when it is filed with the Commission. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise. 4 WILLIS GROUP AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS